Exhibit 5.1

March 7, 2025

First Horizon Corporation
165 Madison Avenue
Memphis, Tennessee 38103

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $500,000,000 aggregate principal amount of 5.514% Fixed Rate / Floating Rate Senior Notes due 2031 (the “Notes”) of First Horizon Corporation, a Tennessee corporation (the “Company”), issued pursuant to an Indenture, dated as of December 20, 2010, as supplemented by the Supplemental Indenture No. 1, dated as of May 26, 2020 and the Supplemental Indenture No. 2, dated as of March 7, 2025 (together, the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”), I (or counsel acting under my supervision) have examined such corporate records, certificates and other documents, and such questions of law, as I (or counsel acting under my supervision) have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, it is my opinion that:

(1) The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Tennessee.

(2) The Notes constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the laws of the State of Tennessee, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

Also, I have relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by me to be responsible, including as to matters involving application of the laws of New York, upon the opinion of Sullivan &

Cromwell LLP and my opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion, and I have assumed that the forms of Notes conform to the specimens thereof examined by me (or counsel acting under my supervision) and the Notes have been duly countersigned by a trustee and that the signatures on all documents examined by me (or counsel acting under my supervision) are genuine, assumptions which I have not independently verified.

This letter is furnished by me, solely in my capacity as General Counsel of the Company. I hereby consent to the filing of this opinion as an exhibit to this Current Report on Form 8-K and, through incorporation by reference, to the Company’s Registration Statement on Form S-3 relating to the Notes and to the reference to me under the heading “Validity of Notes” in the prospectus supplement, dated March 4, 2025, relating to the Notes. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Lang Wiseman
Lang Wiseman
Senior Executive Vice President and
General Counsel, First Horizon
Corporation